1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2011
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Board of Directors Proposes NT$3.0 Cash Dividend Per Share
Hsinchu, Taiwan, R.O.C. — February 15, 2011 — The TSMC (NYSE: TSM) Board of Directors today adopted a proposal recommending distribution of a NT$3.0 cash dividend per common share. The proposal will be discussed and decided at the Company’s annual shareholders’ meeting scheduled for June 9, 2011.
TSMC’s Spokesperson and Senior Vice President, Ms. Lora Ho, said that at its meeting today the Board of Directors:
1.	Approved the 2010 Business Report and Financial Statements. Consolidated revenue totaled NT$419.54 billion and net income was NT$161.61 billion, with earnings per share of NT$6.23.

2.	Proposed the distribution of a cash dividend of NT$3.0 per common share and submitted the proposal for approval by the 2011 Annual Shareholders’ Meeting. The Board of Directors also approved distribution of employees’ cash bonus and profit sharing totaling approximately NT$21,816.68 million. This includes cash bonus of NT$10,908.34 million distributed following each quarter of 2010 and profit sharing of NT$10,908.34 million to be distributed following the 2011 Annual Shareholders’ Meeting.

3.	Approved an issuance of 2,734,721 new TSMC common shares as a result of employees exercising their stock options and set February 22, 2011, as the record date for the capital increase

4.	Approved capital appropriations of US$2.9 billion for capacity expansion and fab construction.

5.	Approved an additional capital injection of US$5 million into TSMC Solar North America.

6.	Approved the convening of the 2011 Annual Shareholders’ Meeting for 9:00 a.m. on June 9, 2011 at TSMC’s Headquarters (8, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu, Taiwan).

7.	Determined the number of Directors to be nine, and approved the election of two additional independent directors at TSMC’s 2011 Annual Shareholders’ Meeting.

8.	Promoted Dr. Burn Lin, Senior Director of the Nano Patterning Division under the R&D Organization, to Vice President.

TSMC’s Spokesperson and Senior Vice President, Ms. Lora Ho said: “As part of TSMC’s strategic planning, the Board of Directors is also considering the formation of two wholly-owned subsidiaries for solar and LED businesses.”
# # #

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho Senior Vice President and CFO Tel: 886-3-566-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Mr. Michael Kramer Principal Specialist PR Department Tel: 03-563-6688 ext. 7126216 Mobile: 886-988-931-352 E-Mail :pdkramer@tsmc.com	Ms. Dana Tsai Senior Administrator PR Department Tel: 886-3-505-5036 Mobile: 886-920-483-591 E-Mail: dana_tsai@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: February 15, 2011	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer